SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

ZERO GRAVITY SOLUTIONS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

98949G102

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d - 1(b)

☐ Rule 13d - 1(c)

☒ Rule 13d - 1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98949G102	13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS

John W. Kennedy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
	N/A	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	7,000,000

	6	SHARED VOTING POWER	0

	7	SOLE DISPOSITIVE POWER	7,000,000

	8	SHARED DISPOSITIVE POWER	0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,000,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
18.7%

12	TYPE OF REPORTING PERSON	IN

CUSIP No. 98949G102	13G	Page 3 of 5 pages

SCHEDULE 13G

Item 1(a).	Name of Issuer: Zero Gravity Solutions, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

190 NW Spanish River Boulevard
Boca Raton, Florida 33431

Item 2(a).	Name of Person Filing: John W. Kennedy

Item 2(b).	Address of Principal Business Office or, if None, Residence:

190 NW Spanish River Boulevard
Boca Raton, Florida 33431

Item 2(c).	Citizenship: United States of America

Item 2(d).	Title of Class of Securities: Common Stock

Item 2(e).	CUSIP Number: 98949G102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a: Not Applicable.

Item 4.	Ownership:

(a)	Amount beneficially owned: 7,000,000

(b)	Percent of class: 18.7%**

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: 7,000,000

	(ii)	Shared power to vote or to direct the vote: 0

	(iii)	Sole power to dispose or to direct the disposition of: 7,000,000

	(iv)	Shared power to dispose or to direct the disposition of: 0

** Based on the 37,357,597 shares of Common Stock outstanding as of December 31, 2015.

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable.

CUSIP No. 98949G102	13G	Page 4 of 5 pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Not Applicable.

Item 8.	Identification and Classification of Members of the Group: Not Applicable.

Item 9.	Notice of Dissolution of Group: Not Applicable.

Item 10.	Certifications: Not Applicable.

CUSIP No. 98949G102	13G	Page 5 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2016
Date

/s/ John W. Kennedy
Signature

John W. Kennedy
Name